Exhibit 99.1

Ebang International Announces Completion of Follow-on Public Offering and Exercise of
Warrants for Approximately $72.4 Million in Gross Proceeds

HANGZHOU, China, February 22, 2021 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a blockchain technology company in the global market, today announced the completion of the previously announced offering by and between the Company and several institutional investors (the “Investors”), and the sale of an additional 5.2 million units (“Units,” each, a “Unit”) for a total of 19.2 million Units, all of which were registered pursuant to the Registration Statement on Form F-1 (File No. 333-252804), as amended by Form F-1MEF (File No. 333-252979)(the “Registration Statement”). The Company intends to use the net proceeds from the offering primarily for research, development, production and sales of ASICs and equipment related to cryptocurrencies, expansion of its cryptocurrency mining business as well as establishment and operation of cryptocurrency mining farms, and general corporate purposes, which may include working capital needs and other corporate uses.

The Company also announced that on February 22, 2021, it entered into inducement agreements with the Investors to induce them to exercise certain warrants to purchase up to an aggregate of 13.6 million Class A ordinary shares issued by the Company as part of the prior two offerings during November 2020 to February 2021 at an exercise prices of $5.50 and $5.25, respectively.

The gross proceeds to the Company from the exercise of the warrants are expected to be approximately $72.4 million, prior to deducting solicitation agent fees and estimated offering expenses.

In consideration for the immediate exercise of the warrants for cash, the Investors will receive new, unregistered warrants to purchase the Company’s Class A ordinary shares (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”). The New Warrants will be exercisable for an aggregate of up to 13.6 million Class A ordinary shares, at an exercise price of $11.06 per share, which have a term of exercise equal to five years.

The Company has agreed to file a registration statement with the SEC covering the resale of the Class A ordinary shares issuable upon exercise of the New Warrants.

Univest Securities, LLC is acting as the representative of the solicitation agents including Lake Street Capital Markets, LLC in connection with the solicitation of the warrant exercises by the Investors and the issuance of the New Warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC
Ms. Tina Xiao
Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com